As filed with the Securities and Exchange Commission on August 13, 2008
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
CYTOCORE, INC.
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
36-4296006
(I.R.S Employer Identification Number)
414 North Orleans Street
Suite 510
Chicago, IL 60654
(312) 222-9550
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Robert F. McCullough, Jr.
Chief Executive Officer and Chief Financial Officer
CytoCore, Inc.
414 North Orleans Street, Suite 510
Chicago, IL 60654
(312) 222-9550
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With a copy to:
David A. White, Esq.
White White & Van Etten PC
55 Cambridge Parkway
Cambridge, Massachusetts 02142
(617) 225-6900
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rue 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Title of each class of		Proposed maximum	Proposed maximum
securities to be	Amount to be	offering price	aggregate	Amount of
registered	registered (1)	per unit (2)	offering price	registration fee
Common Stock ($.001 par value)	4,984,800 shares	$1.55	$7,726,440	$303.65

(1)	Pursuant to Rule 416, there are also being registered an indeterminate number of shares of common stock which may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee and computed pursuant to Rule 457(c), based upon the average of the bid and asked prices on August 11, 2008, as reported by the OTC Bulletin Board.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2008

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

CytoCore, Inc.
4,984,800 shares of Common Stock

     CytoCore, Inc. is registering the offer and sale from time to time of up to 4,984,800 shares of our common stock, $.001 par value, by the selling stockholders identified in the “Selling Stockholders” section of this prospectus, including up to 1,869,300 shares of our common stock issuable upon the exercise of warrants held by such stockholders. Included in the shares are those issuable under warrants issued to Bathgate Capital Partners LLC, a registered broker-dealer, who assisted the Company with the offering in which the selling stockholders received their securities. Each selling stockholder may sell such stockholder’s shares at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed.
     CytoCore will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive the proceeds upon any exercise of the warrants held by the selling stockholders. See “Use of Proceeds” on page 13 of this prospectus.
     Our common stock is traded on the OTC Bulletin Board under the symbol CYOE.OB. On August 11, 2008, the closing price of our common stock as reported on the OTC Bulletin Board was $1.55 per share.
     CytoCore was incorporated in Delaware in 1998. Our principal executive offices are located at 414 N. Orleans Street, Suite 510, Chicago, Illinois 60654. Our telephone number is (312) 222-9550.

Investing in CytoCore common stock involves a high degree of risk. Before buying any shares of our common stock, you should carefully read the discussion of the material risks faced by CytoCore and those associated with investing in the company under “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2008.

You should rely only on the information contained in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date of this prospectus or such supplement, and that information contained in any document included in this prospectus or any prospectus supplement is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since such dates.
Market data and certain industry forecasts used in this prospectus and the documents included in this prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of such information.
We have not authorized the selling stockholders to make an offer of these shares of common stock in any jurisdiction where the offer is not permitted.
References in this prospectus to “us”, “we” “our”, “CytoCore, “CCI” and the “Company” mean CytoCore, Inc. and its subsidiaries and predecessors.

PROSPECTUS SUMMARY
     This summary highlights key aspects of the information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors” beginning on page 4 of this prospectus, and those additional documents to which we refer before making an investment decision.
Our Business
     CytoCore, Inc. (“CCI” or the “Company”) is a clinical diagnostics company engaged in the design, development and commercialization of screening and diagnostic products, as well as therapeutic-delivery products, in women’s healthcare. CCI is currently focused on the design and development of a screening and diagnostic system that can detect certain types of cancer, including endometrial and cervical cancer, affecting a woman’s reproductive tract. CCI’s initial product, the SoftPAP™ cervical cell collector, a component of the CytoCore Solutions™ System, was approved by the U.S. Food and Drug Administration for sale in the United States in February 2008, and the first commercial shipment of the product to one of the company’s European distributors was made at the end of the fourth quarter of the 2007 fiscal year.
     The SoftPAP is a cell collection device intended to replace the spatula and brush currently used to collect patient cytology samples. It constitutes the cell collection component of the Company’s CytoCore Solutions System, a family of products that can be used together or separately for the screening, diagnosis and treatment of cancer and cancer-related diseases. Critical to the design of the system is its ability to be used near the point of care, whether in a laboratory, a clinic or a doctor’s office. The other components of the system include certain biochemical assays and slide-based tests, the Company’s next generation specialized system for computer-assisted cytology — the Automated Image Proteomic System or AIPS™ — and a drug delivery system. The Company believes the CytoCore Solutions System will provide better treatment of cancer and cancer-related diseases through improved specimen quality and accuracy of test results, both in terms of a lower incidence of false negatives and fewer inadequate collections of samples. CytoCore also believes the system, because it can be used near the point of care, will expand the number of women who can be tested, thereby increasing detection and diagnosis rates.
     The science of medical diagnostics has advanced significantly during the past decade. Much of this advance has come as a result of new knowledge of the human genome and related proteins, which form the foundation of cell biology and the functioning of the human body. Our goal is to utilize this research as a base to develop screening and diagnostic testing products for cancer and cancer-related diseases. Biological markers, in conjunction with the AIPS system, are being tested in screening assays for various cancers. We believe that the success of these products will improve patient care through more accurate test performance, wider product availability and more cost-effective service delivery. We are currently selling our FDA-cleared SoftPAP sample collection device, and are developing and testing the cocktail assay markers for use with the AIPS system to screen for various cancers. We expect to begin product development of the drug delivery system in late 2009 or 2010 for the therapeutic treatment of various cancers with FDA-approved agents.
     Our strategy is to develop products through internal development processes, strategic partnerships, licenses and acquisitions. This strategy has required and will continue to require additional capital. As a result, we will incur substantial operating losses until we are able to successfully market some, or all, of our products.
     The Company has incurred significant operating losses since its inception. Management expects that significant on-going operating expenditures will be necessary to successfully implement the Company’s business plan and develop, manufacture and market its products. Implementation of the Company’s plans and its ability to continue as a going concern depend upon its securing additional financing. During the first six months of 2008, CCI raised net proceeds of $9.0 million through the private sale of unregistered, restricted common stock. The Company believes that its cash on hand as of June 30, 2008 will be sufficient to continue operations through December 31, 2008. If the Company is unable to obtain adequate additional financing or generate profitable sales revenues in the future, it may be required to curtail its product development and other activities and may be forced to cease operations.

Recent Developments
     In February 2008, the Company announced that the FDA had approved the company’s 510(k) submission to sell CytoCore’s SoftPAP cervical cell collector in the United States.
     In March 2008, the Company executed its first distribution agreement with a U.S. distributor, CoMedical, Inc. CoMedical will act as CCI’s exclusive distributor of the SoftPAP collector in Alaska, Washington, Idaho, Montana and Oregon. CytoCore also announced a fourth international distribution agreement for sales into Switzerland.
     Also in March 2008, the Company completed a financing in which it raised aggregate gross proceeds of $9.4 million from the sale of units to accredited and foreign investors. Each unit consisted of two shares of the Company’s common stock, $.001 par value, and a warrant to purchase one share of common stock. Bathgate Capital Partners LLC, a registered broker-dealer, assisted CCI with a portion of the offering.
     During the first quarter of 2008, the Company decided to suspend research trials for its EndoScan product — a slide-based test for cervical cancer — because of questions regarding the commercial viability of a tissue-based product. The Company intends to continue developing a cell-based test for endometrial cancer.
     In April 2008, the Company amended its facilities lease and moved its administrative and sales operations to Suite 510 from Suite 502 in the same location, thereby increasing the existing space by approximately 3,100 square feet. The amended lease is for a term of five years.
     In May 2008, CytoCore executed a Supply Agreement with QuantRx Biomedical Corporation, a developer of products for advanced diagnosis of serious disease and health conditions. Pursuant to the agreement, CytoCore will market, sell and distribute QuantRx’s PadKit®, a collection kit that provides samples for cytology and human papilloma virus diagnostics, as part of a diagnostic product developed by the parties.
     In the second quarter of 2008, the Company determined to move its research in-house and as a result ceased funding research by the University Hospitals of Cleveland, which will continue its product trials on the Company’s behalf.
     In August 2008, the Company announced the appointment of a new President, Eric Cohill. Mr. Cohill is also Vice President of Sales and Marketing for the Company.
The Offering
     We are registering all of the 4,984,800 shares covered by this prospectus on behalf of the selling stockholders named herein. Such stockholders acquired their shares from the Company in a private placement transaction consummated during the first half of the 2008 fiscal year. In total, the Company sold 1,557,750 units to the selling stockholders, each unit consisting of two shares of common stock, $.001 par value, of the Company and a warrant to purchase one share of common stock. The shares covered by this prospectus include 1,557,750 shares issuable upon exercise of warrants issued to the selling stockholders in the private placement and 311,550 shares issuable upon warrants to which Bathgate Capital Partners LLC was entitled, which assisted the Company in the offering.

Issuer	CytoCore, Inc., a Delaware corporation.

Securities being offered	4,984,800 shares of common stock, $.001 par value.

Selling Stockholders	The securities being offered under this prospectus are being offered by existing stockholders of the Company, identified under “Selling Stockholders” below, who acquired units from the Company, each unit comprised of two shares of common stock and one common stock warrant.

Included are 311,550 shares underlying warrants issuable to Bathgate Capital Partners LLC, a registered broker-dealer, who assisted the Company with the offering in which the selling stockholders received their warrants. Bathgate was entitled to receive the warrants from the Company as part of its compensation for services provided in the offering and distributed the warrants to individual members of the firm identified in the selling stockholder table.

Offering Price	Each selling stockholder may sell all or a portion of such stockholder’s shares at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. See “Plan of Distribution” below.

Market	Our common stock is traded on the OTC Bulletin Board under the symbol CYOE.OB. On August 11, 2008, the closing price of the common stock as reported on the OTC Bulletin Board was $1.55 per share.

Use of Proceeds	CytoCore will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, we will receive the proceeds from any exercise of the warrants by the selling stockholders. Such funds will be used for working capital and general corporate purposes.

Number of shares outstanding prior to offering	40,953,497 shares as of July 24, 2008.

Number of shares outstanding subsequent to offering	45,938,297 shares, assuming all shares offered hereby are issued and sold.

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section beginning on page 4.
Organizational History and Contact Information
     CCI was incorporated in Delaware as Ampersand Medical Corporation in December 1998 as the successor to Bell National Corporation, a company incorporated in California in 1958. In December 1998, Bell National, which was then a shell corporation without any business activity, acquired InPath, LLC, a development stage company engaged in the design and development of products used in screening for cervical and other types of cancer. For accounting purposes, the acquisition was treated as if InPath had acquired Bell National. However, Bell National continued as the legal entity and the registrant for Securities and Exchange Commission filing purposes. Bell National merged into Ampersand Medical Corporation, its wholly-owned subsidiary, in May 1999 in order to change the state of incorporation of the company to Delaware.
     In September 2001, we acquired 100% of the outstanding stock of AccuMed International, Inc. by means of a merger of AccuMed into a wholly-owned subsidiary of the Company. Shortly after the AccuMed merger we changed our corporate name to Molecular Diagnostics, Inc. via the merger of our wholly-owned subsidiary, Molecular Diagnostics, Inc., with and into Ampersand. In June 2006, our stockholders approved a proposal to change the Company’s corporate name to CytoCore, Inc.
     Our principal executive offices are located at 414 N. Orleans Street, Suite 510, Chicago, Illinois 60654. Our telephone number is (312) 222-9550. Our website can be found at www.cytocoreinc.com. The contents of our website are not a part of this prospectus.

RISK FACTORS
     You should carefully consider the following risk factors that affect our business. Such risk factors could cause our actual results to differ materially from those that are expressed or implied by forward-looking statements contained herein. Some of the risks described relate principally to our business and the industry in which we operate. Others relate principally to the securities market and ownership of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks are described elsewhere herein or in the materials incorporated herein by reference. Other risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks, and the trading price of our common stock could decline. The discussion of our risk factors should be read in conjunction with the financial statements and notes thereto referenced herein.
Risks Related to Our Business
We have a history of operating losses and there are doubts as to our ability to continue as a going concern.
     Our expenses have exceeded our revenues since our inception, and our accumulated deficit at June 30, 2008 was $89,058,000. We have sold only a very limited amount of our CytoCore Solutions System products to date and cannot be certain as to when sales of the Company’s products might occur in the future.
     Our losses have resulted from research and development costs, sales and marketing expenses and other general operating expenses. We expect to continue to devote resources for sales and marketing, product development and other research and development activities, including expenses associated with additional and expanded clinical trials for our product candidates. Although we expect to generate revenue in the future from the sale of the SoftPAP collection device and the CytoCore Solutions System, we cannot predict when revenues will be sufficient to fund our operations. We therefore expect to continue to incur significant losses in the near future.
     Due to the substantial losses we have incurred and our current limited financial resources, our independent registered public accounting firm has noted in its report on our audited financial statements that these conditions raise substantial doubt as to our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result from the outcome of this uncertainty. Moreover, the going concern explanatory paragraph may make obtaining additional financing more difficult or costly.
We have limited financial resources and we are not certain we will be able to obtain additional financing to maintain operations and fund the development of future products.
     In March 2008, the Company raised gross proceeds of $6.2 million from the sale of units, each consisting of two shares of our common stock ($.001 par value) and a warrant to purchase one share of common stock. For the six months ended June 30, 2008, we raised gross proceeds of $9.4 million from the sale of our securities. We expect to use the proceeds of such financings for equipment and machinery, sales and marketing and working capital requirements, and believe that at June 30, 2008 we have the necessary capital to fund operations for the next six months. However, unforeseen circumstances or events may drain our resources and the sale and marketing of our current products, as well as product development activities (including preclinical and clinical trials and regulatory approvals), will be costly. Until such time as our products achieve market acceptance and generate sufficient revenues, we will continue raising funds for operating purposes primarily from the sale of securities of the Company. Any such sale of Company securities would have a dilutive effect on the holdings of our stockholders and the value of our common stock. We cannot be certain what level of dilution, if any, may occur or if we will be able to complete any such sales of common stock or other securities in the future. Lack of funding may affect our overall ability to operate our business, including the ability to employ adequate staff and conduct ongoing studies and clinical trials of our products. Failure to raise adequate capital to meet our business needs could materially jeopardize CCI and its ability to conduct business. There can be no assurance that we will be able to secure necessary funds.

We currently depend on the sale of a single product and product line.
     CCI has sold only a very limited amount of our CytoCore Solutions System products to date and cannot be certain as to when sales of the Company’s products might occur in the future. Although we have contracts with five international distributors and one distributor in the United States, each of which contain annual minimum purchase requirements, only one product shipment was made in 2007 and five to distributors as of June 30, 2008. In the foreseeable future we will derive most of our revenues from the sale of the SoftPAP cell collection device, and the other components of the CytoCore Solutions System. Our net sales and earnings will therefore be heavily dependent on the sale of these products. If we are unable to successfully develop and commercialize such products as well as other new or improved products, our business, sales and profits may be materially impaired.
Our future success will depend on our ability to develop new products and respond to technological changes in the markets in which we compete.
     Our long-term ability to generate product-related revenue will depend in part on our ability to identify products and product candidates that may utilize the different components of the CytoCore Solutions System, including our drug delivery system and slide based tests. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to collaborate with the Company to develop new products and applications. Our ability to successfully pursue third-party relationships will depend in part on our ability to negotiate acceptable license and related agreements. Even if we are successful in establishing collaborative arrangements, they may never result in the successful development or commercialization of any product candidate or the generation of any sales or royalty revenues.
     In addition, the markets for CytoCore’s products and services are characterized by rapid technological developments and innovations. Our success will depend in large part on our ability to correctly identify emerging trends, enhance capabilities, and develop and manufacture new products quickly, in a cost-effective manner, and at competitive prices. The development of new and enhanced products is a complex and costly process. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce such new products and enhancements. Our choices for developing products may prove incorrect if customers do not adopt the products we develop or if the products ultimately prove to be medically or commercially unviable. Development schedules also may be adversely affected as the result of the discovery of performance problems. If we fail to timely develop and introduce competitive new products, our business, financial condition and results of operations would be adversely affected.
Our products are subject to government regulation and they may not receive necessary government approvals.
     The development, manufacture, sale and use of our products in the United States is subject to extensive regulation, by the Food and Drug Administration as well as other governmental agencies at both the federal and state level. We must meet significant FDA requirements before we receive clearance to market our products. Included in these FDA requirements may be the performance of lengthy and expensive clinical trials to prove the safety and efficacy of the products. We have limited experience in conducting and maintaining the preclinical and clinical trials necessary for regulatory approval, and face the risk that results in later trials may be inconsistent with results from earlier trials. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising early trial results.
     Delays in receiving governmental approvals can be costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete such trials and receive approval will depend on several factors, many of which are beyond our control, including but not limited to the rate of patient enrollment and retention, negative tests results, analysis of data obtained from testing activities and changes in regulatory policies.
     Until we successfully complete clinical trials, our products may be used only for research purposes or to provide supplemental diagnostic information in the United States. We have FDA approval for one of our products, the SoftPAP collector. We have commenced a follow-up clinical trial for the SoftPAP collector but determined to suspend clinical trials for the tissue-based EndoScan product. We cannot be certain these trials and future trials will be completed according to plan or that the results of any trials when submitted will result in regulatory approval to market our products in the United States. These processes are expensive, time-consuming and uncertain. Moreover, even when the FDA grants approval of a product, the approval may be limited to specific indications or limited with respect to distribution. Expanded or additional indications for the products may not be approved, or could require additional testing and trials.
     Sales of medical devices and diagnostic tests outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain regulatory clearance in a foreign country may be longer or shorter than that required for FDA marketing clearance. Export sales of certain devices that have not received FDA marketing clearance may be subject to regulations and permits, which may restrict our ability to export the products to foreign markets. If we are unable to obtain FDA clearance for our products, we may need to seek foreign manufacturing agreements to be able to produce and deliver our products to foreign markets. We cannot be certain that we will be able to secure such foreign manufacturing agreements on acceptable terms, if at all.
     Once a product gains regulatory approval, whether in the United States or abroad, the product remains subject to regulatory requirements, including adverse event reporting. Failure to comply with post-approval requirements can, among other things, result in warning letters, recalls, fines, injunctions and suspensions or revocations of marketing licenses. Any enforcement action, even if unsuccessful, would be time-consuming, expensive, and potentially damaging to our reputation.
     Finally, we may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if any unknown problems arise with respect to the product, its use or manufacture. With the widespread use of any product or device, serious adverse events may occur. Any safety issues could cause us to suspend or cease marketing our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues.
Changes in third-party reimbursement may negatively affect us.
     Widespread adoption and commercial acceptance of our SoftPAP device and the CytoCore Solutions System in the United States and other countries is in part dependent upon the ability of healthcare providers and laboratories to secure adequate reimbursement from third-party payers such as private insurance plans, managed care organizations, Medicare and Medicaid, and foreign governmental healthcare agencies. Although we anticipate that managed care organizations in the United States will add our products to their coverage, we cannot guarantee that reimbursement will in fact be provided, that it will continue to be available, or that reimbursement levels will be adequate to enable healthcare providers and laboratories in the United States and other countries to use our products instead of conventional methods or existing therapies.
     Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. There can be no assurance that foreign third-party payers will provide or continue to provide coverage, that third-party reimbursement will be made available at adequate levels, if at all, for our products under any such overseas reimbursement system or that healthcare providers or clinical laboratories will use our products in lieu of other methods. We also will be required to secure adequate reimbursement for any new products we develop or acquire, and we may not be able to do so successfully.
Our international operations expose us to additional risks.
     The Company expects that international sales will account for a significant portion of our revenues for the foreseeable future, and we believe international sales are a key element to our future success. As a result, we may be subject to the risks of doing business internationally, including:
•	imposition of tariffs or embargoes,

•	trade barriers and disputes,

•	regulations related to customs and export/import matters,

•	fluctuations in foreign economies and currency exchange rates,

•	longer payment cycles and difficulties in collecting accounts receivable,

•	the complexity and necessity of using foreign representatives and consultants,

•	tax uncertainties and unanticipated tax costs due to foreign taxing regimes,

•	the difficulty of managing and operating an enterprise spanning several countries, including difficulties in maintaining effective communications with employees and customers,

•	the uncertainty of protection for intellectual property rights and differing legal systems generally,

•	compliance with a variety of laws, and

•	economic and geopolitical developments and conditions, including international hostilities, armed conflicts, acts of terrorism and governmental reactions, inflation, trade relationships and military and political alliances.
We may not be able to compete with companies that are larger and have more resources.
     We compete in the highly competitive medical device and diagnostics marketplace and have several U.S. and foreign competitors, both publicly-traded and privately-held. Most of these companies have substantially greater financial, technical and research and development resources, established sales and marketing organizations and distribution networks, greater name recognition and longer-standing relationships with customers. Competitors with greater financial resources can be more aggressive in marketing campaigns, can survive sustained price reductions in order to gain market share, and can devote greater resources to support existing products and develop new products. Any period of sustained price reductions for our products would have a material adverse effect on the Company’s financial condition and results of operations. CytoCore may not be able to compete successfully in the future and competitive pressures may result in price reductions, loss of market share or otherwise have a material adverse effect on the Company’s financial condition and results of operations.
     It is also possible that competing products will emerge that may be superior in quality, effectiveness and performance and/or less expensive than those of the Company, or that similar technologies may render CCI’s products obsolete or uncompetitive and prevent the Company from achieving or sustaining profitable operations. In addition, many of our competitors have significantly greater experience in conducting preclinical testing and clinical trials of products and obtaining regulatory approvals to market such products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly, which may give them an advantage in achieving market acceptance of their products.
We may not be able to market our products.
     Our success and growth depend on the market acceptance of the SoftPAP collection device and the CytoCore Solutions System. We currently do not intend to maintain a direct sales force to market and sell our products, although we do maintain a small sales and marketing staff. Because we do not have a large dedicated sales team, in order to successfully market and sell our products we must be able to negotiate profitable distribution, marketing and sales agreements with organizations that have direct sales forces calling on domestic and foreign market participants that may use our products. If we are not able to successfully negotiate such agreements, we may be forced to market our products through our own sales force, which would have to be significantly expanded. We cannot be certain that we will be successful in developing and training such a sales force, should one be required, or that we will have the financial resources to carry out such development and training.
The accuracy, performance and cost of our products are critical to our business and reputation, and we are subject to product liability.

     As noted above, we are dependent on the sale of the SoftPAP collection device and the CytoCore Solutions System. Due in part to increased competitive pressures in the healthcare industry to reduce costs, our ability to gain market acceptance of our products will depend on our ability to keep product costs low and/or demonstrate that any increased cost of using our products is offset by the increased accuracy and performance achieved by using them. In particular, we need to convince healthcare providers, insurance companies and other third-party payers, as well as clinical laboratories, of the clinical benefits and cost-effectiveness of our products.
     In addition, the sale and use of our products entail a risk of product failure, product liability or other claims. Coverage is becoming increasingly expensive, however, and we may not be able to obtain adequate coverage at an acceptable cost in the future. Any product liability claims and related litigation would likely be time-consuming and expensive, may not be adequately covered by insurance, and may delay or terminate research and development efforts, regulatory approvals and commercialization activities.
     Occasionally, some of our products may have quality issues resulting from the design or manufacture of the product or, in the case of the AIPS platform, the hardware and software used in the product. Often these issues can be discovered prior to shipment and may result in shipping delays or even cancellation of orders by customers. Other times problems could be discovered after the products have shipped, which would require us to resolve issues in a manner that is timely and least disruptive to our customers. Such pre-shipment and post-shipment problems would have ramifications for CytoCore, including cancellation of orders, product returns, increased costs associated with product repair or replacement, and a negative impact on our goodwill and reputation.
We may not be able to adequately protect our intellectual property.
     Our success in large part depends on our ability to maintain the proprietary nature of our technologies, trade secrets and other proprietary information. To protect our intellectual property and proprietary information, we rely primarily on patent, copyright, trademark and trade secret laws, as well as internal procedures and contractual provisions.
     We hold a variety of patents and trademarks and have applied for a significant number of additional patents and trademarks with the U.S. Patent and Trademark Office and foreign patent authorities. We intend to file additional patent and trademark applications as dictated by our research and development projects and business interests. We cannot be certain that any of the currently pending patent or trademark applications, or any of those which may be filed in the future, will be granted or that they will provide any meaningful protection for our products or technologies or any competitive advantage. In order to provide protection, patents and trademarks must be enforced, which is costly and time-consuming, and trade secret and copyright laws afford only limited protection.
     In addition, the laws and enforcement mechanisms of some foreign countries may not offer the same level of protection as do the laws of the United States. Legal protections of our rights may be ineffective in such countries, and technologies developed in such countries may not be protected in jurisdictions where protection is ordinarily available. Our inability to protect our intellectual property both in the United States and abroad would have a material adverse effect on our financial condition and results of operations.
     We protect much of our core technology as trade secrets because our management believes that patent protection would not be possible or would be less effective than maintaining secrecy, and we have in place certain internal procedures and contractual provisions designed to maintain such secrecy. Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. The steps taken by us may be inadequate to deter unauthorized parties from misappropriating our technologies or prevent them from obtaining and using our proprietary information, products and technologies. Moreover, our competitors may independently develop similar technologies or design around patents issued to us.
     If we fail to protect, defend and maintain the intellectual property rights with respect to any of our products or if we are subject to a third-party claim of infringement, the competitive position of our products could be impaired. We may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights, yet there can be no assurance that such licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products that require such licenses. In addition, infringement, interference and other intellectual property claims and proceedings, with or without merit, are expensive and time-consuming to litigate, divert resources, and could adversely affect our business, financial condition and operating results.
We may not be able to maintain effective product distribution channels.
     We currently rely primarily on third-party distributors for the sale and distribution of our products. Our relationships with these distributors, therefore, must remain positive. We do not have a history of working with any of these companies and have only limited control over their performance. We cannot predict the success of these relationships or the efforts of these companies in marketing the SoftPAP and our other products. Our sales and marketing efforts, including those of our distributors, may not be sufficient to successfully compete against more extensive and well-funded operations of certain of our competitors. In addition, we must manage sales and marketing personnel in numerous countries around the world with the concomitant difficulties of maintaining effective communications due to distance, language and cultural barriers.
Our quarterly operating results may fluctuate and our future revenues and profitability are uncertain.
     We anticipate substantial fluctuations in our future operating results. A number of factors contribute to such fluctuations including but not limited to:
•	introduction and market acceptance of new products and product enhancements by both CytoCore and our competitors,

•	timing and execution of distribution and sale contracts,

•	competitive conditions in the medical device and diagnostic markets,

•	product development, sales and marketing expenses,

•	third-party reimbursement levels, and

•	changes in general economic conditions.
The loss of existing key management and technical personnel or the inability to attract new hires could have a detrimental effect on the Company.
     Our success depends on identifying, hiring, training, and retaining qualified professionals. Competition for qualified employees in our industry is intense and we expect this to remain so for the foreseeable future. If we were unable to attract and hire a sufficient number of employees, or if a significant number of our current employees or any of our senior managers resign, we may be unable to complete or maintain existing projects or develop and implement new projects of similar scope and revenue. The Company’s success is particularly dependent on the retention of existing management and technical personnel, including Robert F. McCullough, Jr., the Company’s Chief Executive Officer and Chief Financial Officer, Eric Cohill, the Company’s President, and Richard A. Domanik, Ph.D., the Company’s Chief Operating Officer. The loss or unavailability of the services of these executives could impede our ability to effectively manage our operations.
We may need to expand our operations and we may not effectively manage any future growth.
     As of June 30, 2008, we employed 12 full-time and 2 part-time employees as well as several part-time consultants. In the event our products and services obtain greater market acceptance, we may be required to expand our management team and hire and train additional technical and skilled personnel. We may need to scale up our operations in order to service our customers, which may strain our resources, and we may be unable to manage our growth effectively. If our systems, procedures, and controls are inadequate to support our operations, growth could be delayed or halted, and we could lose our opportunity to gain significant market share. In order to achieve and manage growth effectively, we must continue to improve and expand our operational and financial management capabilities. Any inability to manage growth effectively could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Our Common Stock
There is a limited market for “penny stocks” such as our common stock.
     Our common stock is considered a “penny stock” because, among other things, our price is below $5.00 per share and it trades on the Over-the-Counter Bulletin Board. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price. Being a penny stock also could limit the liquidity of our common stock and limit the coverage of our stock by analysts.
The historically volatile market price of our common stock may affect the value of our stockholders’ investments.
     The market price of our common stock, like that of many other life science and biotechnology companies, has in the past been highly volatile. In fiscal year 2007, the price of our common stock traded in the range of $1.65 to $7.50 (as adjusted for our reverse split); during the first six months of fiscal 2008, our stock traded in the range of $1.75 to $3.80 per share. This volatility is likely to continue for the foreseeable future. Factors affecting potential volatility include:
•	announcements of new products or technologies by us or our competitors,

•	announcements of the FDA relating to products and product approvals,

•	announcements of private or public sales of securities,

•	ability to finance our operations,

•	announcements of mergers, acquisitions, licenses and strategic agreements,

•	fluctuations in operating results, and general economic and other external market factors.
In addition, the occurrence of any of the risks described in this Risk Factors section could have a material adverse impact on the price of our common stock.
Our common stock is unlikely to produce dividend income for the foreseeable future.
     We have never declared or paid a cash dividend or distribution on our common stock and we do not anticipate doing so for the foreseeable future; our ability to declare dividends on our common stock is further limited by the terms of certain of the Company’s other securities, including several series of its preferred stock. We intend to reinvest any funds that might otherwise be available for the payment of dividends in the further development of our business.
Our common stock is subject to dilution, and an investor’s ownership interest and related value may decline.
     We are authorized to issue up to 500,000,000 shares of our common stock, of which 40,934,288 were outstanding at June 30, 2008, and 10,000,000 shares of preferred stock, of which 373,560 were outstanding at June 30, 2008. As of June 30 2008, we had 47,250 shares of Series A convertible preferred stock outstanding, which convert into approximately 2,064 shares of our common stock; 93,750 shares of Series B convertible preferred stock outstanding, which convert into approximately 37,500 shares of our common stock; 38,333 shares of Series C convertible preferred stock outstanding, which convert into approximately 19,167 shares of our common stock; 175,000 shares of Series D convertible preferred stock outstanding, which convert into approximately 175,000 shares of our common stock; and 19,227 shares of Series E convertible preferred stock outstanding, which convert into approximately 52,874 shares of our common stock. There are cumulative dividends due on the Series B, Series C, Series D, and Series E convertible preferred stock, which may be paid in kind in shares of our common stock. Our Certificate of Incorporation (as amended to date) gives our Board of Directors authority to issue the remaining 5,143,137 undesignated shares of preferred stock with such designations, rights, preferences and limitations as the Board may determine.
     At June 30, 2008, we had outstanding warrants to purchase an aggregate 5,827,128 shares of our common stock, outstanding options to purchase approximately 140,786 shares of our common stock, and 45,000 stock appreciation rights, which were convertible into approximately 28,929 shares of common stock. The stock appreciation rights subsequently were paid in cash.
     At June 30, 2008, we also had approximately 1,695,000 shares of our common stock reserved for future stock options under our 1999 Equity Incentive Plan and approximately 16,000 shares of our common stock reserved for future sale to employees under our 1999 Employee Stock Purchase Plan.
     The issuance of shares of our common stock upon the conversion of our preferred stock, upon exercise of outstanding options and warrants, or in other transactions would cause dilution of existing stockholders’ percentage ownership of the Company. Holders of our common stock do not have preemptive rights, meaning that current stockholders do not have the right to purchase any new shares in order to maintain their proportionate ownership in the Company. Such stock issuances and the resulting dilution could also adversely affect the price of our common stock.
Investors may find it difficult to trade or obtain quotations for our common stock.
     Although our common stock is quoted on the OTC Bulletin Board, trading of our common stock is limited. There can be no assurance a more active market for our common stock will develop. Accordingly, investors must bear the economic risk of an investment in our common stock for an indefinite period of time. Even if an active market develops, Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), which provides for an exemption from the registration requirements under such Act under certain conditions, requires, among other conditions, a holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. We may not be able to fulfill our reporting requirements in the future under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or disseminate to the public any current financial or other information concerning us, as is required by Rule 144 as part of the conditions of its availability.
Our authorized share capital may be used as an anti-takeover device.
     The Company currently has authorized for issuance 500 million shares of its common stock. The Board of Directors has the authority to issue a significant number of shares of our common stock without further stockholder approval. This may have an anti-takeover effect of delaying or preventing a change of control without further action by our stockholders. Moreover, our Board of Directors has the authority to issue series of preferred stock with such rights, preferences and privileges as the Board determines, and the issuance of such preferred shares does not require stockholder approval.
The implementation of SFAS No. 123R has reduced and may continue to reduce our reported earnings, which could result in a decline in our stock price.
     As part of our compensation to employees, directors and consultants, we issue equity awards, primarily in the form of stock options and warrants. Many of the companies within our industry and with whom we compete for skilled employees use stock-based compensation as a means to attract personnel, although not all do and many do not issue the same level of awards. In particular, during the periods when the Company was facing severe cash constraints, it used equity awards in lieu of salary to compensate employees and others. As a result, the impact of the January 1, 2006 implementation of SFAS No. 123R may be more significant for us as compared to other companies. In addition, if we unexpectedly hire additional employees or acquire another company, the impact of the implementation of SFAS No. 123R may be more significant for us than previously forecasted. To the extent investors believe the costs incurred for SFAS No. 123R by CytoCore are higher than those incurred by other companies, our stock price could be negatively impacted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that certain statements contained in this prospectus that are not related to historical results are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “hopes,” or similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), product sales and development, clinical trials, ongoing business strategies or prospects, or possible future actions by us are also forward-looking statements.
     These forward-looking statements are based on beliefs of our management as well as current expectations, projections and information currently available to the Company. Forward-looking statements necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of CytoCore, or industry results, to be materially different from those expressed in or implied by such forward-looking statements. These risks and uncertainties are discussed more fully under the caption “Risk Factors” and elsewhere in this prospectus, as well as the documents incorporated herein by reference, and include:
•	technological advances in the medical and diagnostic device fields,

•	demand and market acceptance risks for new and existing products, technologies, and healthcare services,

•	the impact of competitive products and pricing,

•	manufacturing capacity,

•	U.S. and international regulatory, trade and tax policies,

•	product development risks, including technological difficulties,

•	our ability to enforce patents,

•	our ability to attract and retain employees,

•	our ability to raise capital,

•	general economic conditions, and

•	foreseeable and unforeseeable foreign regulatory and commercialization factors.
Should one or more of such risks or uncertainties materialize or should underlying expectations, projections or assumptions prove incorrect, actual results may vary materially from those described or implied. Those events and uncertainties are difficult to predict accurately and many are beyond our control. We believe that our expectations with regard to forward-looking statements are based upon reasonable assumptions within the bounds of our current business and operational knowledge, but we cannot be sure that our actual results or performance will conform to any future results or performance expressed or implied by any forward-looking statements. We assume no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of these statements except as specifically required by law. Accordingly, past results and trends should not be used to anticipate future results or trends.

USE OF PROCEEDS
     CytoCore will not receive any proceeds from the sale of the shares by the selling stockholders. However, we will receive the proceeds from any exercise of the warrants by the selling stockholders. If the selling stockholders exercise all of the warrants underlying the shares being registered, we will receive approximately $3.8 million. To the extent that the Company receives any proceeds from warrant exercises, it intends to use such funds for working capital and general corporate purposes.
     CytoCore will pay all of the fees and expenses incident to the performance of its registration obligations to the selling stockholders, including all registration and filing fees (including all fees and expenses with respect to filings required to be made with any trading market on which the common stock is then listed for trading, and compliance with applicable state securities or “blue sky” laws), printing expenses, messenger, telephone and delivery expenses, fees and disbursements of counsel for the Company, Securities Act liability insurance (if the Company so desires such insurance), and fees and expenses of all other persons retained by the Company in connection with the registration.
SELLING STOCKHOLDERS
     We are registering all 4,984,800 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the securities and as noted herein, none of the selling stockholders has had any material relationship with the Company within the past three years. Selling stockholders affiliated with Bathgate Capital Partners LLC are identified with an asterisk (*) in the table below. In addition, (a) EBM, Inc., of which Eugene Martineau is principal, is a party to a consulting agreement (which expires in November 2008) with the Company under which the Company pays EBM a monthly consulting fee of $15,000 and may be required to issue warrants to the consultant if certain milestones are met, (b) Werner Knuth Schaefer is a principal at the Company’s Spanish distributor, Grupo Palex S.A., and (c) Franco Papa is President and Chief Executive Officer of the Company’s Italian distributor, MOSS S.r.l.
     The first column in the table below identifies the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder immediately prior to this prospectus, including shares that may be acquired by such selling stockholder upon the exercise of stock options, warrants, or other purchase rights or conversion of convertible securities held by the selling stockholder. The third column lists the maximum number of shares of common stock being offered by this prospectus by each of the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. All of the selling stockholders will own less than one percent (1.0%) of the Company’s common stock after the offering except as disclosed in the footnotes to the table. The Company had 40,953,497 shares of its common outstanding at July 24, 2008.
     The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” below.

			Maximum Number
	Number of Shares		of Shares to be Sold		Number of
	Owned Prior		Pursuant to this		Shares Owned
Name of Selling Stockholder	to Offering		Prospectus		After Offering
Anchor Asia Management Co. Ltd.	150,000	(1)	150,000	(1)	—
Fred Ananian	18,750	(1)	18,750	(1)	—
John Ananian	37,500	(1)	37,500	(1)	—
William R. Barnato	75,000	(1)	75,000	(1)	—
Vicki Barone*	39,892	(2)	28,892	(3)	11,000
Marc Bathgate*	1,000	(3)	1,000	(3)	—
Margaret Bathgate*	22,582	(4)	22,500	(1)	82
Delaware Charter G&T Co. TTEE FBO Steven Bathgate IRA*	67,592	(5)	67,592	(5)	—

			Maximum Number of
	Number of Shares		Shares to be Sold		Number of Shares
	Owned Prior		Pursuant to this		Owned
Name of Selling Stockholder	to Offering		Prospectus		After Offering
Andrea Bauer*	4,640	(6)	3,540	(3)	1,100
Allan Bernstein IRA Oppenheimer as Custodian	18,750	(1)	18,750	(1)	—
Saul H. Bernstein & Elizabeth Bernstein JTWROS	18,750	(1)	18,750	(1)	—
Saul Bernstein IRA Oppenheimer as Custodian	37,500	(1)	37,500	(1)	—
Richard Billings*	46,296	(7)	25,000	(3)	21,296
Herminio A. Blanco	37,500	(1)	37,500	(1)	—
Mary Jo Bolfing	18,750	(1)	18,750	(1)	—
Gerald W. Bolfing	56,250	(1)	56,250	(1)	—
George B. Bonniwell	18,750	(1)	18,750	(1)	—
Kent G. Boniwell Revocable Trust	18,750	(1)	18,750	(1)	—
Jinkilyn Cabulio	15,000	(1)	15,000	(1)	—
Stanley & Barbara Chason JTWRSO	12,000	(1)	12,000	(1)	—
Delaware Charter G&T Co. TTEE Brain C. Curd IRA	7,500	(1)	7,500	(1)	—
Carol P. Dailey & Charles A. Dailey	18,750	(1)	18,750	(1)	—
David A. Dent	45,000	(1)	45,000	(1)	—
Michael Donnelly*	16,100	(8)	15,900	(3)	200
David Drennen*	8,587	(9)	7,487	(3)	1,100
Anita Dudley*	500	(3)	500	(3)	—
James E. Duncan	21,365	(10)	9,000	(1)	12,365
Susan M. Duncan	22,865	(10)	9,000	(1)	13,865
Ronald M. and Victoria M. Eddy	7,500	(1)	7,500	(1)	—
Perry W. Fisher IRA	185,163	(11)	150,000	(1)	35,163
Greg Fulton*	12,706	(3)	12,706	(3)	—
Fulton Partners*	15,578	(3)	15,578	(3)	—
Alan B. Gabbard	18,750	(1)	18,750	(1)	—
Garden State Securities Inc.*	3,750	(3)	3,750	(3)	—
Brian Malcom Gelfer	98,250	(1)	98,250	(1)	—
John D. Gibbs	150,000	(1)	150,000	(1)	—
G.S. Beckwith Gilbert	75,000	(1)	75,000	(1)	—
Delaware Charter G&T Co. TTEE FBO Kim J. Gloystein IRA	18,000	(1)	18,000	(1)	—
Alan I. Goldberg	18,750	(1)	18,750	(1)	—
Mark Hess	18,750	(1)	18,750	(1)	—
Susan K. Huebner	30,000	(1)	30,000	(1)	—
Richard Huebner*	34,691	(12)	34,650	(3)	41
Investment Hunter LLC	375,000	(1)	375,000	(1)	—
Bob Jackson	37,500	(1)	37,500	(1)	—
Andrew Jurevics	15,000	(1)	15,000	(1)	—
Charles J. Kalina III	30,000	(1)	30,000	(1)	—
David Kenkel IRA Oppenheimer as Custodian	22,500	(1)	22,500	(1)	—
Grace Kenkel Revocable Trust DTD 11/1/05	22,500	(1)	22,500	(1)	—
John B. Kenkel Revocable Living Trust Dated 11/29/05	37,500	(1)	37,500	(1)	—
Jeffrey A. Kohler*	9,350	(13)	7,650	(12)	1,700
Robert A. Kovell	37,500	(1)	37,500	(1)	—
Jon Kruljac*	181,652	(14)	127,752	(3)	53,900
Jeffry Lamoreaux	37,500	(1)	37,500	(1)	—
Robert H. Larkin and Paula S. Larkin	15,000	(1)	15,000	(1)	—

			Maximum Number of
	Number of Shares		Shares to be Sold		Number of Shares
	Owned Prior		Pursuant to this		Owned
Name of Selling Stockholder	to Offering		Prospectus		After Offering
Kent J. & Elizabeth A. Lund, TIC	11,250	(1)	11,250	(1)	—
Nancy Nita Macy Revocable Trust	37,500	(1)	37,500	(1)	—
W. Phillip Marcum	37,500	(1)	37,500	(1)	—
Eugene Martineau	467,500	(15)	75,000	(1)	392,500
Terry Mitchell	11,250	(1)	11,250	(1)	—
Richard Molinsky	37,500	(1)	37,500	(1)	—
Monsun AS	1,857,211	(16)	375,000	(1)	1,482,211	(17)
William D. Moreland	950,000	(18)	375,000	(1)	575,000	(19)
Mark C. Murphy	75,000	(1)	75,000	(1)	—
Robert M. Nieder	30,000	(1)	30,000	(1)	—
Anthony Nocera	18,750	(1)	18,750	(1)	—
Christopher S. Olson	15,000	(1)	15,000	(1)	—
Osiris Investment Partners, L.P.	450,000	(1)	450,000	(1)	—
Franco Papa	37,500	(1)	37,500	(1)
Pacific Asset Partners	750,000	(1)	750,000	(1)	—
Steven D. Plissey	15,000	(1)	15,000	(1)	—
Porteous Family Foundation	18,750	(1)	18,750	(1)	—
Porteous Family Investments, LP	37,500	(1)	37,500	(1)	—
James D. Prescott	7,500	(1)	7,500	(1)	—
Richard C. Rees	75,000	(1)	75,000	(1)	—
George Resta IRA Oppenheimer as Custodian	18,750	(1)	18,750	(1)	—
Gary Rhatigan	7,500	(1)	7,500	(1)	—
Cal & Amanda Mae Rickel	18,000	(1)	18,000	(1)	—
Werner Knuth Schaefer	150,000	(1)	150,000	(1)	—
Lee E. Schlessman	51,527	(20)	39,000	(1)	12,527
Nancy Stratton*	500	(3)	500	(3)	—
William Sullivan	15,000	(1)	15,000	(1)	—
Katherine Walker*	453	(3)	453	(3)	—
Gene Webb*	3,600	(3)	3,600	(3)	—
Thomas D. Wolf	11,600	(21)	7,500	(1)	4,100
Sara R. Yassin	22,500	(1)	22,500	(1)	—
Total	7,602,950		4,984,800		2,618,150

(1)	One-third of shares shown may be purchased upon the exercise of warrants.

(2)	Includes 28,892 shares that may be purchased upon the exercise of warrants.

(3)	Entire amount shown represents shares that may be purchased upon the exercise of warrants.

(4)	Includes 7,500 shares that may be purchased upon the exercise of warrants.

(5)	Includes 42,592 shares that may be purchased upon the exercise of warrants.

(6)	Includes 3,540 shares that may be purchased upon the exercise of warrants.

(7)	Includes 25,000 shares that may be purchased upon the exercise of warrants.

(8)	Includes 15,900 shares that may be purchased upon the exercise of warrants.

(9)	Includes 7,487 shares that may be purchased upon the exercise of warrants.

(10)	Includes 3,000 shares that may be purchased upon the exercise of warrants.

(11)	Includes 50,000 shares that may be purchased upon the exercise of warrants.

(12)	Includes 34,650 shares that may be purchased upon the exercise of warrants.

(13)	Includes 2,650 shares that may be purchased upon the exercise of warrants.

(14)	Includes 127,752 shares that may be purchased upon the exercise of warrants.

(15)	Includes 112,500 shares that may be purchased upon the exercise of warrants.

(16)	Includes 125,000 shares that may be purchased upon the exercise of warrants.

(17)	Represents 3.6% of the outstanding shares of common stock at July 24, 2008.

(18)	Includes 125,000 shares that may be purchased upon the exercise of warrants.

(19)	Represents 1.4% of the outstanding shares of common stock at July 24, 2008.

(20)	Includes 13,000 shares that may be purchased upon the exercise of warrants.

(21)	Includes 2,500 shares that may be purchased upon the exercise of warrants.

PLAN OF DISTRIBUTION
     We are registering these shares of common stock to permit the resale of such shares by the selling stockholders from time to time after the effective date of this prospectus, including an aggregate 1,869,300 shares that may be acquired by the selling stockholders upon exercise of warrants held by them. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the proceeds of any warrant exercise. We will pay all fees and expenses incident to our obligation to register the shares of common stock, as discussed further below.
     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	to cover short sales made after the date that this registration statement is declared effective by the Commission,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	a combination of any such methods of sale, and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
     The Company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders also will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under the registration statement.
     The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock by the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Included in the shares being registered are 311,550 underlying warrants issuable to Bathgate Capital Partners LLC, a registered broker-dealer, who assisted the Company with the offering in which the selling stockholders received their warrants. Bathgate was entitled to receive the warrants from the Company as part of its compensation for services rendered in the offering, and distributed such warrants to individual members of the firm.
DESCRIPTION OF CAPITAL STOCK
     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and By-laws (each as amended to date), and by the applicable provisions of Delaware law.
General
     Our current authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, of which 40,953,497 shares were issued and 40,934,288 were outstanding as of June 30, 2008, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 373,560 were issued and outstanding as of June 30, 2008.
Common Stock
     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. At meetings at which action is to be taken, the presence in person or by proxy of the holders of a majority of the outstanding stock entitled to vote constitutes a quorum. Except as otherwise provided by law, the Certificate of Incorporation or the By-laws of the Company, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Company, although directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
     When a dividend is declared by the Board, all common stockholders are entitled to receive such dividend. To date, no dividends have been declared. The terms of certain of the Company’s securities, including its Series B, C, D and E preferred stock, provide that so long as any shares of such security are outstanding the Company shall not (i) declare any dividends on its common stock (or any other stock junior to such security) except for dividends payable in shares of stock of the Company of any class junior to such security, (ii) redeem or purchase or permit any subsidiary to purchase any shares of common stock or such junior stock, or (iii) make any distributions of cash or property among the holders of the common stock or any junior stock by the reduction of capital stock or otherwise if any dividends on the security are then in arrears.
     Common stockholders have no preemption rights under the Company’s Certificate of Incorporation or By-laws. Transfer is restricted under applicable federal and state securities laws.
Preferred Stock
     The Company is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, and the Board has the authority to fix the rights, preferences and privileges of each such series of such preferred stock. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock.
     A summary of the Company’s preferred stock is as follows:

	June 30,	December 31,
	2008	2007
	Shares Issued &	Shares Issued &
Offering	Outstanding	Outstanding
	(unaudited)
Series A convertible	47,250	47,250
Series B convertible, 10% cumulative dividend	93,750	122,486
Series C convertible, 10% cumulative dividend	38,333	38,333
Series D convertible, 10% cumulative dividend	175,000	175,000
Series E convertible, 10% cumulative dividend	19,227	20,203

Total Preferred Stock	373,560	403,272

Series A Convertible Preferred Stock

Liquidation Value:	$4.50 per share
Conversion Price:	$103.034 per share
Conversion Rate:	0.04367—Liquidation Value divided by Conversion Price ($4.50/$103.034)
Voting Rights:	None
Dividends:	None
Conversion Period:	Any time
Series B Convertible Preferred Stock

Liquidation Value:	$4.00 per share
Conversion Price:	$10.00 per share
Conversion Rate:	0.40—Liquidation Value divided by Conversion Price ($4.00/$10.00)
Voting Rights:	None
Dividends:	10%—Quarterly—Commencing March 31, 2001
Conversion Period:	Any time
Cumulative and undeclared dividends in arrears at June 30, 2008 were $276,000

Series C Convertible Preferred Stock

Liquidation Value:	$3.00 per share
Conversion Price:	$6.00 per share
Conversion Rate:	0.50—Liquidation Value divided by Conversion Price ($3.00/$6.00)
Voting Rights:	None
Dividends:	10%—Quarterly—Commencing March 31, 2002
Conversion Period:	Any time
Cumulative and undeclared dividends in arrears at June 30, 2008 were $77,000
Series D Convertible Preferred Stock

Liquidation Value:	$10.00 per share
Conversion Price:	$10.00 per share
Conversion Rate:	1.00—Liquidation Value divided by Conversion Price ($10.00/$10.00)
Voting Rights:	None
Dividends:	10%—Quarterly—Commencing April 30, 2002
Conversion Period:	Any time
Cumulative and undeclared dividends in arrears at June 30, 2008 were $1,167,000
Series E Convertible Preferred Stock

Liquidation Value:	$22.00 per share
Conversion Price:	$8.00 per share
Conversion Rate:	2.75—Liquidation Value divided by Conversion Price ($22.00/$8.00)
Voting Rights:	Equal in all respects to holders of common shares
Dividends:	10%—Quarterly—Commencing May 31, 2002
Conversion Period:	Any time
Cumulative and undeclared dividends in arrears at June 30, 2008 were $285,000
     None of the series of preferred stock of the Company is subject to redemption, and there is no sinking fund with respect to any such series.
Options
     As of June 30, 2008, we had outstanding stock options to purchase an aggregate of 140,786 shares of our common stock at exercise prices ranging from $2.00 to $16.88 per share. All of such options except those with respect to approximately 700 shares were issued under the Company’s 1999 Equity Incentive Plan (as amended), which provides for the grant of stock options, stock appreciation rights, restricted stock and performance shares and units to purchase up to 2,000,000 shares of common stock. The remainder were originally issued under an option plan of AccuMed International, Inc., which options were assumed by the Company when it acquired 100% of the outstanding stock of AccuMed in September 2001. The Company also has the 1999 Employee Stock Purchase Plan, which offers employees the opportunity to purchase shares of common stock through a payroll deduction plan at 85% of the fair market value of such shares at specified enrollment measurement dates. The aggregate number of shares authorized for purchase under such plan is 20,000 shares, of which 16,042 shares were still available for purchase at June 30, 2008. At June 30, 2008, we also had outstanding 45,000 stock appreciation rights, which were convertible into approximately 28,929 shares of common stock. Such stock appreciation rights were subsequently paid in cash.
Warrants
     As of June 30, 2008, we had outstanding warrants to purchase an aggregate of 5,827,128 shares of our common stock at exercise prices ranging from $1.00 to $226.20 per share. Warrants representing the right to purchase 1,866,300 shares of our common stock have a cashless exercise feature, permitting the holders to exercise such warrants without any cash payment so long as the fair market value of a share of common stock on the date of exercise exceeds the exercise price of such warrant.
     Of the 4,984,800 shares of our common stock being registered hereby, 1,869,300 of such shares of our common stock are issuable upon the exercise of warrants issued to the selling stockholders. Such warrants are all for a term of three years; 1,557,750 are exercisable at $2.00 per share and 311,550 are exercisable at $2.25 per share. Holders of the warrants are entitled to anti-dilution protection in the event of a subdivision, combination, dividend declaration or similar event with respect to the Company’s common stock. In the event of any capital reorganization, reclassification, consolidation or merger of the Company in which CytoCore is not the surviving entity, or sale, transfer or other disposition of all or substantially all of the assets of the company, then as a condition to such transaction provision must be made so that each warrant holder has the right to purchase and receive such shares of stock, securities or assets as would have been issuable or payable upon exercise of the warrants immediately before such transaction. The Company may not effect any such transaction unless the other party agrees to assume the obligations to deliver such consideration under the warrants.
Registration Rights
     In connection with our private placement of common stock, for which a final closing was held on April 15, 2008, we entered into a registration rights agreement with the selling stockholders. Pursuant to the registration rights agreement, we agreed to file with the SEC, as soon as possible and in no event later than 120 days after the final closing, a registration statement registering all of the shares of common stock issuable upon exercise of the warrants issued to such selling stockholders in the Company’s private placement of units. The Company must cause such registration statement to be declared effective under the Securities Act as soon as possible after it is filed, and shall use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the date which is the earlier of (i) four years after its effective date, (ii) such time as all of the “registrable securities” covered by such registration statement have been publicly sold by the holders, or (iii) such time as all of the registrable securities covered by such registration statement may be sold by the holders pursuant to Rule 144(k) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected holders.
     If a registration statement is not filed on or prior to its filing date (or if the Company files a registration statement without affording the holders the opportunity to review and comment on the same as required by the registration rights agreement), and/or if the Company fails to use its reasonable best efforts to cause the registration statement to be declared effective as soon as possible after it is filed, then in addition to any other rights the holders may have, the Company must issue to the holders of the registrable securities, as liquidated damages and not as a penalty, additional warrants. The number of additional warrants that shall be issued to a holder is equivalent to two additional warrants for every four warrants owned by such holder. The additional warrants will have a per share exercise price equal to $2.00 per share, exercisable for three years, and will be in the same form as the warrants issued as part of the units in the offering.
Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws and the Delaware Anti-Takeover Statute
     The following section describes those provisions of our charter, bylaws and applicable law that may have the effect of delaying, deferring or preventing a change of control in the event of an extraordinary transaction such as a merger or tender offer.
Certificate of Incorporation and By-Laws
     Board of Directors. Our Certificate of Incorporation (as amended) provides that the number of directors shall be such as from time to time fixed by, or in the manner provided by, the by-laws. Our By-laws (as amended) provide that the number of directors that shall constitute the whole Board may be no fewer than five and no more than seven, as more precisely fixed from time to time within such limits by amendments to the By-laws by resolution adopted by the Board. The By-laws also provide that vacancies, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by the General Corporation Law of the State of Delaware (the “DGCL”). Subject to the rights, if any, of the holders of any outstanding class or series of preferred stock, any or all of our directors may be removed from office at any time, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

     Stockholders who wish to nominate qualified candidates to serve as directors of the Company may do so in accordance with the procedures set forth in the Company’s By-laws. The By-laws provide that nominations of persons for election to the Board at a meeting of stockholders may be made (i) by or at the direction of the Board, or (ii) by any stockholder of the Company entitled to vote in the election of directors at the meeting and who complies with certain notice procedures. Such nominations, other than those made by or at the direction of the Board, must be made pursuant to timely notice in writing to the Secretary of the Company. In order to be considered timely, a stockholder’s notice must be delivered to, or mailed and received by, the Secretary of the Company at the principal executive offices of the Company not less than 60 days prior to the first anniversary of the date of the mailing of the notice of the previous year’s annual meeting of stockholders.
     However, if no annual meeting of stockholders was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, such anniversary date, to be timely a stockholder’s notice must be delivered, or mailed and received, not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which the date of such meeting has been first “publicly disclosed” by the Company. For purposes of the nomination procedures, “publicly disclosed” or “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by the Company with the SEC.
     Any stockholder’s notice must include the following information:
•	as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required under applicable securities laws (including Regulation 14A under the Exchange Act), and such person’s written consent to being named in the proxy statement as a nominee and to serve as a director if elected, and

•	as to the stockholder giving notice, the name and address, as they appear on the Company’s books, of such stockholder and the class and number of shares of the Company which such stockholder beneficially owns.
     These provisions may preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of CCI.
     Authorized Shares. Our Certificate of Incorporation provides that we may from time to time issue shares of common stock and shares of preferred stock in one or more series, the terms of which will be determined by our Board of Directors. We will not solicit approval of our stockholders for share issuances unless our Board believes that approval is advisable or is required by stock exchange regulations or the DGCL. This could enable our Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.
     Special Meetings. Under the DGCL, unless a company’s certificate of incorporation or by-laws provide otherwise, stockholders are not permitted to call a special meeting of stockholders. Our Certificate of Incorporation and our By-laws do not permit stockholders to call a special meeting.
     Advance Notice Procedures. In addition to advance notice procedures for director nominations, our By-laws establish advance notice procedures for stockholders to bring other business before an annual meeting of stockholders. Specifically, the By-laws provide that for business to be properly brought before any annual meeting by a stockholder, the stockholder must deliver written notice to, or mail such written notice so that it is received by, the Secretary of the Corporation at the principal executive offices of the Company not less than 60 days prior to the first anniversary of the date of the mailing of the notice of the previous year’s annual meeting of stockholders. If, however, no annual meeting of stockholders was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, such anniversary date, to be timely the stockholder’s notice must be so delivered, or mailed and received, not later than the close of business on the later of (a) the 60th day prior to such annual meeting or (b) the 10th day following the day on which the date of the meeting has been first “publicly disclosed” by the Company. “Publicly disclosed” or “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by the Company with the SEC.
     Any stockholder’s notice must set forth as to each matter the stockholder proposes to bring before the annual meeting:
•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,

•	the name and address, as they appear on the Company’s books, of the stockholder proposing such business,

•	the class and number of shares of the Company which are beneficially owned by the stockholder, and

•	any material interest of the stockholder in such business.
     Amendment to By-laws. The Certificate of Incorporation provides that the Board shall have the power without the assent or vote of stockholders to make, alter, amend, change, add to or repeal the By-laws of the Company.
     Preferred Stock. The provisions of all of the Company’s series of preferred stock provide that a merger or consolidation involving the Company will be considered a liquidation, triggering the requirement to pay liquidation preferences to the holders of all such series of preferred stock, unless such holders receive securities of the surviving corporation having rights substantially similar to the rights of the series of preferred stock of the Company and the stockholders of the Company immediately prior to such transaction become the holders of at least a majority in interest of the voting securities of the surviving corporation immediately thereafter.
     Each series of preferred stock is also provided protection against certain actions by the Company, such that the Company may not, by amendment to its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be preformed or observed by the Company with respect to each such series of preferred stock.
Delaware Anti-Takeover Statute
     We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:
•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
     Section 203 defines “business combination” to include (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets involving the interested stockholder; (3) in general, any transaction that results in the issuance or transfer by the corporation of any of stock to the interested stockholder; or (4) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Transfer Agent and Registrar
     Our stock transfer agent is LaSalle Bank NA, 135 South LaSalle Street, Chicago, IL 60603, and its telephone number is (312) 904-2000.
LEGAL MATTERS
     Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten PC, 55 Cambridge Parkway, Cambridge, Massachusetts 02142.
EXPERTS
     L J Soldinger Associates LLC, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on L J Soldinger Associates LLC’s report, given on their authority as experts in accounting and auditing.
     Amper, Politziner & Mattia, P.C., independent registered public accounting firm, audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Amper, Politziner & Mattia, P.C.’s report, given on their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents containing such information. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information and information contained in documents filed earlier with the Commission. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents we are incorporating by reference are:

1.	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the SEC on April 3, 2008 as amended by Amendment No. 1 thereto as filed with the SEC on April 30, 2008;

2.	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, as filed with the SEC on May 16, 2008; and June 30, 2008, as filed with the SEC on August 11, 2008;
3.	Current Reports on Form 8-K filed with the SEC on January 3, 2008, March 13, 2008, March 21, 2008, May 22, 2008 and June 2, 2008;
4.	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on July 17, 2008, as filed with the SEC on June 6, 2008, including additional definitive materials as filed with the SEC on June 27, 2008;

5.	The description of our common stock contained herein; and

6.	All other reports filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of our fiscal year ended December 31, 2007.
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference herein but not delivered with the prospectus, at no cost, upon a request in writing or by telephone. Any such person requesting documents should contact our Chief Financial Officer at the following address and telephone number: CytoCore, Inc., 414 N. Orleans St., Suite 510, Chicago, Illinois 60654; (312) 222-9550. Attn: Robert F. McCullough, Jr.
     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the “Risk Factors” section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed herein could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.
AVAILABLE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room operations. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.
     The Company’s Internet address is http://www.cytocoreinc.com, where you can also find information about CytoCore and links to our public filings. The contents of our website are not a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The expenses to be borne by CytoCore in connection with this offering are as follows:

SEC Registration Fee	$304

Legal Services and Expenses	$20,000

Accounting Services and Expenses	$15,000

Miscellaneous expenses	$10,000

Total	$45,304
Item 15. Indemnification of Directors and Officers.
     Article SEVENTH of CytoCore’s Certificate of Incorporation (as amended to date) provides that the Company shall, to the full extent permitted by Section 145 of the DGCL, as the same may be amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.
     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is a party or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
     Section 6 of ARTICLE VII of CytoCore’s By-laws (as amended to date) sets forth the requirements for indemnification of company officers, directors and others. Specifically, the section states that each person who was or is made a party, or is threatened to be made a party, to any pending or existing action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent which it is empowered to do so by the DGCL, as the same exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall inure to the benefit of his heirs, executors and administrators; provided, however, that, except as provided below, the Company shall indemnify (1) any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company, and (2) only amounts paid in settlement in connection with such proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any proceeding by judgment, order, settlement or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

     Expenses incurred by an officer or director in defending a proceeding may be paid by the Company in advance of such proceeding’s final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Such expenses incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.
     Any indemnification of a director or officer of the Company or advancement of expenses must be made promptly, and in any event within 30 days, upon the written request of the director or officer. If a determination by the Company that the director or officer is entitled to indemnification is required, and the Company fails to respond within 60 days to a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not timely made, the right to indemnification or advances is enforceable by the director or officer in any court of competent jurisdiction, and such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification shall also be indemnified by the Company. It is a defense to any such action that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of such defense is on the Company.
     The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.
     The Company may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability. CytoCore maintains insurance under which the insurers will reimburse the company for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the Company. The insurance is subject to certain limitations and exclusions.
     The Board may expand the right to indemnification to persons who are not covered by the foregoing provisions and who are or were employees or agents of the Company, or who are or were serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, or otherwise, CytoCore has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits and Financial Statement Schedules.
     See Exhibit Index, incorporated herein by reference.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     Provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4)  That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

     (b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section

13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on August 13, 2008.

CYTOCORE, INC.
By:	Robert F. McCullough, Jr.
Robert F. McCullough, Jr.
Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert F. McCullough, Jr. and Richard A. Domanik, Ph.D., and each or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection wherewith, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Robert F. McCullough, Jr. Robert F. McCullough, Jr.	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive and Accounting Officer)	August 13, 2008

/s/ Daniel J. Burns Daniel J. Burns	Chairman of the Board	August 13, 2008

/s/ John H. Abeles, M.D. John H. Abeles, M.D.	Director	August 13, 2008

/s/ Phillip Bradley Hall, M.D. Phillip Bradley Hall, M.D.	Director	August 13, 2008

Alexander M. Milley	Director

/s/ Clinton H. Severson Clinton H. Severson	Director	August 13, 2008

/s/ David J. Weissberg, M.D. avid J. Weissberg, M.D.	Director	August 13, 2008

EXHIBIT INDEX
     The exhibits marked with an asterisk (*) are filed herewith. The remainder of the exhibits have heretofore been filed with the Commission and are incorporated herein by reference.
4.1	Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 26, 2001)

4.2	By-laws. (Incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed on April 30, 1999)

4.3	Section 6 of Article VII of the By-laws, as amended. (Incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-4 (as amended), File No. 333- 61666, as filed on May 25, 2001)

4.4	Certificate of Amendment to Certificate of Incorporation, dated August 5, 2004. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, as filed on August 16, 2004)

4.5	Certificate of Amendment to Certificate of Incorporation, as filed on June 22, 2006. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as filed on August 21, 2006)

4.6	Certificate of Amendment to Certificate of Incorporation, as filed on June 22, 2007. (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, as filed on August 17, 2007)

4.7	Certificate of Amendment to Certificate of Incorporation, as filed on November 19, 2007. (Incorporated by reference to Exhibit 3.14 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 as filed on April 3, 2008 (the “2007 10-KSB”))

4.8	Form of Subscription Agreement and Letter of Investment Intent in connection with unit offering (Incorporated by reference to Exhibit 10.54 to the 2007 10-KSB)

4.9	Purchase Agreement in connection with unit offering (Incorporated by reference to Exhibit 10.55 to the 2007 10-KSB)

4.10	Registration Rights Agreement in connection with unit offering (Incorporated by reference to Exhibit 4.22 to the 2007 10-KSB)

4.11	Form of Warrant in connection with unit offering (Incorporated by reference to Exhibit 4.23 to the 2007 10-KSB)

5.1*	Opinion of White White & Van Etten PC

23.1*	Consent of LJ Soldinger Associates LLC, independent registered public accounting firm.

23.2*	Consent of Amper, Politziner & Mattia, LLP, independent registered public accounting firm.

23.3*	Consent of White White & Van Etten PC (included in Exhibit 5.1 hereto).

24*	Power of Attorney (Included on signature page hereto)